

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2020

Lisa Nelson
Chief Executive Officer
CBD Life Sciences Inc.
10855 N 116th Street, Suite 115
Scottsdale, AZ 85259

> **Re: CBD Life Sciences Inc.**
> **Post-qualification Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed November 3, 2020**
> **File No. 024-11005**

Dear Ms. Nelson:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post-Qualification Amendment filed November 3, 2020

Management's Discussion and Analysis, page 30

1. We note the significant increases in revenues, cost of sales and other line items on the income statement for the 9-month period ended September 20, 2020. Please revise to provide a discussion of your results of operations, including the causes of these changes and significant factors affecting your income from operations, and other information necessary for an investor's understanding of your financial condition, changes in financial condition and results of operations. Refer to Item 9(a) of Form 1-A.

You may contact Eric Atallah at 202-551-3663 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Brian Higley, Esq.